EXHIBIT 99.1

Capital Reduction

Norsk Hydro ASA has completed a capital reduction by cancellation of 5 million shares at par value of NOK 18.30 per share.

The capital reduction was resolved by the Extraordinary General Meeting held 1 December 2004 as part of a share buyback programme. Under this programme 2,808,810 shares were bought back during the autumn 2004 at an average price of approximately NOK 441 per share. As part of this programme, an agreement was made with Hydro's largest shareholder, the Norwegian State, that the State would participate with a proportional part of its shares, leaving the State's relative holding unchanged. This amounts to 2,191,190 shares, which have now been redeemed.

As a result, Hydro now holds 8,115,198 own shares. After the capital reduction, the total number of issued shares is 258,954,428, each at par value of NOK 18,30.

Contact: Kjetil Bakken, tel +47 22 53 23 13